Exhibit 99.1

InterCure Begins 2022 with Record Breaking First Quarter Financial Results

Record revenue of $341 million in the first quarter of 2022

Adjusted EBITDA2 increased almost 110% year-over-year to $8 million

Net income of $6 million for the Q1 of 2022 compared to $2 million in Q1 of 2021

Seventh consecutive quarter of positive cash flow from operations

$91 million cash on March 31, 2022

Revenue growth expected to continue in the second quarter and throughout 2022

NEW YORK, TORONTO, and HERZLIYA, Israel – May 16, 2022 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) is pleased to announced its financial results for the first quarter of 2022 and is pleased to provide shareholders with a business update. All amounts are expressed in Canadian dollars ($)3 or New Israeli Shekels (NIS), unless otherwise noted.

First Quarter 2022 and Recent Financial & Operating Highlights

●	All-time record quarterly revenue of $34 million (NIS 87 million), almost three times greater than Q1 2021 ($13 million or NIS 33 million) and up 9% sequentially compared to the prior quarter.
●	Representing a run rate of $138 million (NIS 350 million).
●	Adjusted EBITDA[2] for the first quarter of the Company’s cannabis sector was $8 million (NIS 21 million). This represents an annual run rate of $32 million (NIS 85 million), 112% year-over-year increase, driven by solid demand for Canndoc’s high quality branded products and expansion of the medical cannabis dispensing operation.
●	Net income of $6 million (NIS 15 million) for the Q1 of 2022 compared to $2 million (NIS 4 million) in Q1 of 2021 Seventh consecutive quarter of positive cash flow from operations.
●	Record profits before taxes for the first quarter of almost $8 million (over NIS 19 million) representing 245% growth year-over-year.
●	$91 million in cash (more than NIS 231 million) as of March 31, 2021.
●	Added three new pharmacies to the Company’s medical cannabis dedicated pharmacy chain, totaling 23 retail locations across Israel, in which 14 were actively dispensing medical cannabis during the quarter.
●	Excluding the temporary negative impact of eight pharmacies (which are in the process of receiving medical cannabis dispensing licenses) and one pharmacy whose activity was temporarily halted, gross margin for the first quarter was higher than 43%.

1All amounts are expressed in Canadian dollars ($)

2Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

3 CAD conversation rate from NIS as of 03.31.2022

●	During the second quarter the pharmacy in question resumed to full cannabis dispensing activity and one of the eight pharmacies received its medical cannabis dispensing license. The Company expects that the remaining seven pharmacies will receive medical cannabis dispensing licenses during 2022.
●	Global expansion plans are on track with first retail location launching in Europe in the second quarter and expected accretive impact in H2 2022.
●	Revenue growth expected to continue in the second quarter and throughout 2022.
●	Announced the signing of a definitive agreement to acquire Better. The transaction is expected to close in Q3 2022, subject to customary closing conditions as well as specific approvals of the IMCA and other regulatory bodies.
●	Announced exclusive international strategic partnership with Clever Leaves.
●	Signed definitive agreement with Altman Health, the leading Israeli wellness brand with distribution into 1,700 points of sale, focusing on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement that CBD will be removed from the Dangerous Drugs Act.

InterCure’s Chief Executive Officer, Alexander Rabinovitch, commented, “During the first quarter we continued to execute our strategy and delivered the 9th consecutive quarter of high profitable growth. Our strong balance sheet and our leadership position sets us up to capitalize on strategic opportunities arising in the global cannabis market.” He added “Evolving regulations in our key markets, continued consolidation process and duplicating our unique seed-to-sale operation to more territories sets 2022 to be another milestone year for InterCure.”

InterCure’s Chief Financial Officer, Amos Cohen, commented, ““Across our organization, we will continue focusing on execution while maintaining our strict fiscal discipline and identifying additional strategic opportunities within our key markets.” He added, “As we continue to focus on executing our profitable growth strategy, we are well-positioned to continue building on our solid foundation as the leading cannabis company outside North America.”

Key Q1 2022 Financial Highlights – Cannabis Sector

(In thousands CAD)

First Quarter	Q1-21	Q1-22
Revenues	13,038	34,410
Gross Profit (1)	6,086	14,145
Adjusted EBITDA (2)	3,970	8,401

	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21	Q3-21	Q4-21	Q1-22
Revenues	4,412	8,875	10,688	13,038	17,842	24,337	31,440	34,410
Gross Profit (1)	1,899	4,243	5,247	6,086	7,601	9,737	14,443	14,145
GP Margin	43%	48%	49%	47%	43%	40%	46%	41%[3]
Adjusted EBITDA(2)	621	2,748	3,420	3,970	4,616	5,539	8,320	8,401
Adjusted EBITDA(2) Margin	14%	31%	32%	30%	26%	23%	26%	24%

(1)	Gross profit before effect of fair value.
(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.
(3)	Excluding the temporary negative impact of eight pharmacies which are in the process of receiving medical cannabis dispensing licenses and one pharmacy whose activity was temporarily halted.

Conference Call

Management will conduct a conference on Tuesday, May 17, 2022 at 8:00 a.m. (Eastern Time) to review the results as well as provide an overview of the Company’s recent milestones and growth strategy.

To access the conference call, United States participants please dial (844) 310-5056, or for international callers, 1-706-679-4749. Conference ID: 6439945.

Participants can access the live webcast through the following link:

https://bit.ly/37MXcmN

Consolidated Financial Statements and Management’s Discussion and Analysis

The publication of InterCure’s financial statements and accompanying notes for the quarter ended March 31, 2022 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”) and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue) is provided below:

Adjusted EBITDA Reconciliation (consolidated base)	PERIOD
	Q1-21	Q1-22
Comprehensive income (loss)	1,521	5,799
Interest / Financing cost	35	229
Tax expenses (income)	699	1,857
Depreciation and amortization	492	929
EBITDA	2,747	8,814
Share-based payment expenses	790	336
Other expenses (income), net	-	77
Impairment losses and (gains) on financial assets through	(64)	20
profit and loss
Decrease (increase) Fair value adjustment to inventory	262	(1,391)
Adjusted EBITDA	3,735	7,854

*All amounts shown in CAD

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes”, “hopes”, “may”, “anticipates”, “should”, “intends”, “plans”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s future revenue growth and profitability, the expected operations, financial results business strategy, competitive strengths, expansion strategy to major markets worldwide, the legalization of CBD in Israel and its impacts on the Company, the impact of the COVID-19 pandemic and the war in Ukraine. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli, U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in the Company Annual Information Form dated April 5, 2022 which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on April 28, 2022. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

Amos@intercure.co